Filed Pursuant to Rule 253(g)(2)
File No. 024-10970

FUNDRISE GROWTH EREIT 2019, LLC

SUPPLEMENT NO. 7 DATED DECEMBER 19, 2019
TO THE OFFERING CIRCULAR DATED MAY 10, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT 2019, LLC (“we”, “our” or “us”), dated May 10, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 23, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates.

Asset Update

Controlled Subsidiary Investment and Promissory Note – GlenRise 4th Street LLC

On September 25, 2019, we directly acquired ownership of a “majority-owned subsidiary”, GlenRise 4th Street LLC (the “GlenLine Controlled Subsidiary”), for an initial purchase price of $5,850,000, which is the initial stated value of our equity interest in the GlenLine Controlled Subsidiary (the “GlenLine Investment”). Concurrent with our initial equity investment, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), provided a $7,500,000 promissory note to the GlenLine Controlled Subsidiary (the “GlenLine Promissory Note”).  We subsequently acquired the GlenLine Promissory Note from Fundrise Lending. The GlenLine Controlled Subsidiary used the equity and debt proceeds to acquire a dual-tenant industrial flex building (the “GlenLine 4th Street Property”). The full details of this acquisition can found here.

 On December 13, 2019, the GlenLine Controlled Subsidiary refinanced the GlenLine 4th Street Property via a senior secured loan provided by Hingham Institutions for Savings (the “GlenLine Senior Loan”) and repaid the GlenLine Promissory note.  All interest payments were paid in full during the investment period, and the investment yielded an internal rate of return of approximately 5.5%.

Our equity position in the GlenLine Controlled Subsidiary is unchanged, and the refinancing does not materially alter any of the previously reported return projections for the GlenLine Investment.